EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2014	2013	2014	2013
Earnings before income taxes	$2,751	$2,453	$7,042	$6,639
Fixed charges	186	211	566	629
Total earnings available for fixed charges	$2,937	$2,664	$7,608	$7,268

Fixed Charges:
Interest expense	$152	$178	$467	$532
Interest component of rental payments	34	33	99	97
Total fixed charges	$186	$211	$566	$629
Ratio of earnings to fixed charges	15.8	12.6	13.4	11.6
The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.